Mail Stop 3561

June 6, 2008

John W. Rowe
Chairman, President and Chief Executive Officer
Exelon Corporation
10 South Dearborn St.
Chicago, IL 60680-5379

> **Re: Exelon Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 7, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2008**
> **File No. 001-16169**

Dear Mr. Rowe:

　　We have reviewed your response letter dated May 23, 2008 and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data, page 172
Combined Notes to Consolidated Financial Statements, page 204
Note 4. Regulatory Issues (Exelon, Generation, ComEd and PECO), page 224

1. We reviewed your response to comment two in our letter dated May 12, 2008. Please tell us the authoritative literature you considered in concluding that Generation's settlement

payments should be recognized in income as paid rather than ratably over the period the benefits are received.

Note 19. Commitments and Contingencies, page 296
Fund Transfer Restrictions, page 315

2. We reviewed your response to comment six in our letter dated May 12, 2008. We acknowledge that the Federal Power Act is vague in defining whether a dividend is excessive as the Act does not stipulate any quantitative limits on the payment of dividends or the funds properly included in the capital account. We have read the cases you cited regarding the FERC's interpretation of the scope of Section 305(a) of the Act. However, it appears that that facts and circumstances in the cited cases that necessitated dividend payments were caused by unusual weather patterns and the attendant financing and regulatory adjustments made to accommodate such abnormal events. In addition, although you disclose that the Federal Power Act does not limit the ability of your subsidiaries to pay dividends sufficient to meet your actual cash requirements, we are not convinced from the information provided in your response that restricted net assets, as defined in Rule 4-08(e)(3) of Regulation S-X, of your consolidated and unconsolidated subsidiaries and equity method investees together do not exceed 25 percent of consolidated net assets as of the end of 2007. Please provide us with a more detailed analysis of the impact of the Federal Power Act as well as any other restrictions, such as debt covenants or state PUC limitations, on your ability to pay dividends. In doing so, provide a quantitative analysis of restricted net assets which supports your conclusion that Rule 4-08(e) of Regulation S-X is not applicable in your facts and circumstances. The analysis should show that your subsidiaries, regulated or otherwise, on an aggregate basis are able to transfer amounts in the form of loans, advances or cash dividends in excess of 75 percent of *consolidated* net assets without potentially violating the provisions of the Federal Power Act and/or other agreements or without the consent of a third party. If you cannot make such a representation, we believe the information required by Schedule I of Rule 5-04 of Regulation S-X would be useful to an analysis of the consolidated financial statements.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or William Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director